MANAGEMENT REPORT FOR 2007

The following discussion should be read in conjunction with our consolidated financial statements for the year ended December 31, 2007 and the notes thereto, which are included in this Annual Report. This report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements may be identified by the words "anticipate", "believe", "estimate", "expect", "plan" and similar expressions. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those discussed in our filings with the Securities and Exchange Commission from time to time.

OVERVIEW

We are a high technology operational holding company that operates through subsidiaries and affiliated companies, referred to as our group companies. Founded in 1962, we have been a major force in the development of the Israeli high technology industry by building Israeli and Israel-related companies with technologies in the fields of medical imaging, advanced defense electronics, telecommunications, semiconductors and software products and services. Elron's group companies currently comprise of a group of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors.

Our activities range from operational control over the business to involvement in the management of our group companies in which we maintain controlling or significant holdings, and, in a limited number of cases, non-significant holdings. We participate in the management of most of our group companies by means of active membership on their boards of directors and board committees. As a result, we are involved in matters of policy, strategic planning, marketing, selecting and manning senior management positions, approving investments and budgets, financing and the overall ongoing monitoring of our group companies' performance. In addition to our representation on the boards of directors of our group companies, we provide hands-on assistance to the group companies' management in support of their growth. We view our hands-on involvement in the operations of our group companies as a key element of our business. Our group companies therefore benefit from the experience of our management team in various areas in which they need support and leadership, including, but not limited to, strategic planning, research and development guidance, identifying joint venture opportunities, introductions to potential customers and investors, risk management, market analysis, business plan preparation, budgetary control, financial advice and legal support.

Technology industries are characterized by the high degree of risk inherent in their products, their continuous technological innovation and their penetration into world markets, which require investment of considerable resources and continuous development efforts. The future success of our group companies is dependent upon their technological quality, patent protection, prices and nature of their products in comparison to their competitors and their ability to introduce new products to the markets at the right time, while offering cost effective solutions suitable to their customers' needs as well as their ability to raise financing and the condition of the capital markets.

We expect to continue to build and realize value for our shareholders through the sale to third parties of a portion or all of our holdings in, or the issuance of shares by, our group companies, while simultaneously pursuing the acquisition of, or investment in, new and existing companies at different stages of development including early stage and more mature companies. We believe that this strategy provides the ability to increase shareholder value as well as to create capital to support the growth of our group companies and to invest in new opportunities. The nature of our business, therefore, will result in volatility in our results of operations, depending on the transactions that occur within a particular period.

As of December 31, 2007 our net income (or loss) in any given period is due, for the most part, to the results of operations of those of our group companies which are accounted by us under the consolidation or equity method of accounting and dispositions and changes in our holdings of group companies. As most of our group companies are technology companies which have not yet generated significant revenues and which invest considerable resources in research and development and in marketing activities, we have experienced losses in respect of these companies. As of January 1, 2008 we have adopted SFAS 159, according to which it will apply the fair value option for our non-consolidated private companies. As a result, subsequent to initial adoption, changes in the fair value of these companies will be recorded in the consolidated statement of income (or loss) rather than applying the equity method of accounting, under which we record our share in the net loss of these companies. We will report the effect of the first remeasurement to fair value as a cumulative effect adjustment net of tax to opening balance of retained earnings. We are currently in the process of evaluating the above-mentioned cumulative effect (see below under "CRITICAL ACCOUNTING POLICIES, EQUITY METHOD").

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Our capital resources in any given period are primarily affected by the extent of our investment in existing and new companies and the realization of certain holdings as well as the impact of any dividends or distributions to our shareholders. The results of operations of our group companies, and consequently, our results of operations and capital resources, are affected by general economic conditions as well as by factors specifically related to the technology markets, which also affect the ability of our group companies to raise financing and our ability to dispose of holdings and realize gains from our holdings.

MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007

NETVISION LTD. ("NETVISION") (TASE: NTSN). On January 25, 2007, NetVision, then held 36% by Elron and 36% by Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, completed a merger with Barak I.T.C (1998) International Telecommunications Services Corp Ltd. ("Barak") and a merger between NetVision and GlobCall Communications Ltd. ("Globcall"). Barak was prior to the merger a subsidiary of Clal Industries and Investments Ltd. ("Clal"). Elron, Clal and DIC, are all part of the IDB group. Following the transactions, Elron's, DIC's and Clal's holdings in NetVision were approximately 18%, 25% and 29%, respectively. As a result of the Barak merger and GlobCall merger, we recorded a gain of $10.3 million ($9.1 million net of tax) in the first quarter of 2007.

During 2007, NetVision raised in two separate private placements approximately NIS 112 million (approximately $28 million). As a result, our holdings in NetVision decreased to approximately 16%, resulting in a gain of approximately $2.4 million ($1.9 million net of tax).

Elron continues to account for NetVision under the equity method due to a shareholders agreement between DIC, Elron and Clal in connection with voting at shareholders meetings, including the appointment of directors.

CHIPX INC. ("CHIPX"). In February 2007, ChipX, a provider of differentiated ASIC (application specific integrated circuits) solutions, in which we hold 29%, completed the acquisition of the US ASIC business assets of Oki Semiconductor Company, a division of Oki America Inc. Oki is a global semiconductor company headquartered in Japan with offices worldwide offering a full range of digital integrated circuits from real time controllers to micro processors and network devices focusing on the communications and security industries. In addition, ChipX and Oki Semiconductor have signed a collaboration agreement which will enable ChipX to gain access to Oki Semiconductor's technology, libraries and foundry services. This transaction will boost ChipX's ASIC team capabilities and enable it to offer its customers a range of differentiated ASIC solutions of embedded arrays, gate arrays, structured ASICs and standard cell ASICs.

In April, 2007 ChipX completed a private placement of $4.0 million from existing shareholders, of which we invested $1.3 million. The proceeds are to be used mainly to finance ChipX sales and marketing activities in connection with the acquisition of the US ASIC business acquired from Oki Semiconductors.

NEW INVESTMENT IN AQWISE - WISE WATER SOLUTIONS LTD. ("AQWISE"). On March 15, 2007 we completed the acquisition of approximately 34% of the outstanding shares of AqWise, an Israel-based water technology company, from certain existing shareholders of AqWise in consideration for approximately $3.4 million. AqWise provides advanced biological wastewater treatment technologies which increase capacity and nutrient removal in wastewater treatment plants, utilizing advanced bio film technology. AqWise's solutions have been implemented worldwide in over 20 municipal and industrial plants, in various fields: pulp and paper, food and beverage, agricultural wastewater, chemical plants and aquaculture farms.

NEW INVESTMENT IN BPT (BIO-PURE TECHNOLOGY) LTD. ("BPT"). On April 19, 2007, Elron completed a new investment of approximately $1.1 million in BPT out of a $2.5 million financing round in consideration for approximately 20% of BPT's equity on a fully diluted basis and on an as converted basis. BPT, an Israel-based water technology company, provides advanced membrane-based separation solutions that address the unique needs of the water, wastewater treatment and chemical process industries, employing its proprietary HMT(TM) (Hybrid Membrane Treatment) solution, based on NF (Nano-Filtration) membranes. BPT's solutions address aggressive wastewater streams and water-intensive applications in a wide range of industries, such as pharmaceuticals, chemicals, agrochemicals, metals, food & beverage, drinking water, water re-use and desalination.

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On January 2, 2008, BPT completed an internal round of $3.2 million of which
Elron invested $1.6 million. As a result Elron's holdings in BPT increased to 29% of BPT's equity on a fully diluted basis and on an as converted basis.

PURCHASE OF GIVEN IMAGING LTD. ("GIVEN IMAGING") SHARES. During May 2007, we purchased 717,367 shares of Given Imaging on the open market for an aggregate purchase price of approximately $18.7 million. As a result, our direct and indirect (through our subsidiary RDC) interest in Given Imaging increased from approximately 21% to approximately 23% of the outstanding shares of Given Imaging. DIC simultaneously purchased the same number of shares of Given Imaging for the same aggregate purchase price and following which owns approximately 16% of the outstanding shares of Given Imaging. The excess cost of the purchase price over our share in the equity acquired amounted to approximately $16.1 million and was allocated as follows: $8.3 million to intangible assets other than goodwill, such as customer base and technology, $1.4 million to in-process research and development activities and $6.4 million to goodwill. Products which did not receive marketing clearance by regulatory authorities as of the acquisition date were considered to be incomplete and accordingly the amount allocated to such products is considered to be in-process research and development activities ("IPR&D"). The amount allocated to IPR&D was charged immediately to the Company's results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method". The amounts allocated to intangible assets other than goodwill are being amortized on a straight-line basis over their expected useful life of 7.75-12.75 years.

NEW INVESTMENT IN RADLIVE LTD. ("RADLIVE"). On May 30, 2007, Elron completed a new investment of approximately $3.75 million in RADLIVE as part of an aggregate investment of approximately $7.65 million, in consideration for approximately 25% of RADLIVE's equity on a fully diluted basis and on an as converted basis. RADLIVE, an Israeli company, is engaged in the development of high definition telephony technologies, providing high quality voice for telephony calls.

NEW INVESTMENT IN POCARED DIAGNOSTICS LTD. ("POCARED"). On June 12, 2007, Elron completed a new investment of approximately $5.35 million in Pocared as part of an aggregate investment of $10.7 million. The investment was in two installments: the first of $3.5 million was invested immediately, and an additional $1.9 million invested in January 2008. Following our aggregate investment, we hold approximately 20% of Pocared's equity on a fully diluted basis and on an as converted basis. Pocared, an Israel-based medical device company provides an innovative solution for real-time, reagentless In-Vitro Diagnostics (IVD). Pocared's wide technological platform may be used to address a wide range of medical diagnostic applications.

NEW INVESTMENTS IN THE INTERNET AND CELLULAR FIELD. During 2007, we provided convertible loans in the aggregate amount of $0.6 million to JOURNEYS LTD. ("JOURNEYS"), an Israeli company operating in the field of Massive Multiplayer On-line Gaming (MMOG). Journeys is engaged in the development of a casual Internet multiplayer game appealing to a wide audience. On July 11, 2007, Elron completed a new investment of $1 million in MUSESTORM LTD. ("MUSESTORM"), an Israeli company engaged in developing an innovative technology for the distribution of a variety of content over the web. Following the investment, Elron holds approximately 23% of MuseStorm's equity on a fully diluted basis and on an as converted basis. MuseStorm's technology enables media suppliers to easily distribute their content to many bloggers, social networks, Internet sites, computers and mobile telephones with the ability to monitor effectiveness of the content after distribution. Users of MuseStorm's technology include Globes, a leading Israeli financial on-line and print newspaper, The Washington Post and record and media companies in the United States. In February 2008 we provided MuseStorm with convertible loan in the amount of $0.65 million.

On January 17, 2008 we provided a convertible loan of $1.5 million to PLYMEDIA, INC. ("PLYMEDIA") a U.S company which is a pioneer in the development and deployment of an interactive, multi-dimensional web video platform - PLYplatform(TM).

STARLING ADVANCED COMMUNICATIONS LTD. ("STARLING") - INITIAL PUBLIC OFFERING ("STARLING IPO") (TASE: STLG). On June 13, 2007, Starling completed its initial public offering on the Tel Aviv Stock Exchange ("TASE"), in Israel, of shares and convertible securities (convertible interest-bearing and NIS, Israeli CPI linked debentures ("Convertible Debentures") and options to the Convertible Debentures ("Options to Convertible Debentures")) for aggregate gross proceeds of approximately NIS 57 million (approximately $14 million), approximately half of which consists of Convertible Debentures. An amount of $7.3 million (denominated in NIS) of the proceeds from the issuance of the Convertible Debentures is restricted and will be released from the restrictions and will be used by Starling only upon achieving certain milestones, no later than November 30, 2008. We invested approximately $4 million as part of the offering. In addition, immediately prior to the IPO, existing shareholders of Starling, including us and our subsidiary,

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RDC, converted shareholder loans in the amount of approximately $6.5 million into equity and Options to Convertible Debentures of Starling. As a result of Starling's IPO, our combined holding in Starling decreased from 73% to approximately 68% (or 50%, Elron's direct holding and its share in the holding of RDC). Starling is considered a development stage company. Accordingly, the changes in our and RDC's proportional shares of Starling's equity, resulting from the decrease in our and RDC's holdings in Starling, have been accounted for as an equity transaction and as a result a capital reserve of approximately $3.4 million ($2.5 million after minority interest) was recorded. Since we still have control over Starling, we continue to account for Starling as a consolidated subsidiary.

According to SFAS No. 133 "Accounting For Derivative instruments And Hedging Activities", as amended by SFAS 155 "Accounting For Certain Hybrid Financial Instruments", the Convertible Debentures and the Options to Convertible Debentures are to be presented, in each reporting period, at their fair value in the balance sheet and the changes in fair value will be charged to finance income, net. As of December 31, 2007 the minority portion in the Convertible Debentures and in the Options to Convertible Debentures amounted to $5.5 million and $0.8 million, respectively. The Convertible Debentures and the Options to Convertible Debentures are presented as part of short term liabilities. Accordingly, our future results of operations will be affected from changes in the market value of the Convertible Debentures and the Options to Convertible Debentures.

In February 2008, we, RDC and the other shareholder of Starling agreed to provide a guarantee with respect to a bank loan to be granted to Starling in the amount of up to $5 million (of which $2 million is committed). Elron's and RDC's share in this guarantee is up to $1.9 million and $2.2 million, respectively. The agreement is subject to a shareholders' meeting approval of Starling and reaching a definitive loan agreement and a guarantee agreement with the bank.

JORDAN VALLEY SEMICONDUCTORS LTD. ("JORDAN VALLEY"). On October 16, 2007, Intel Capital, Intel's global investment organization, completed an $11 million investment in Jordan Valley, then held 27% by Elron. Clal Electronics Industries Ltd. ("CII""), a wholly owned subsidiary of Clal, is the other major shareholder of Jordan Valley. Both CII and Elron are part of the IDB group of companies. Following the investment, Elron holds approximately 20% of the outstanding shares of Jordan Valley. Jordan Valley, an Israel- based company, has been developing tools for semiconductor metrology based on x-ray technology. Jordan Valley's metrology solutions enable accurate and precise measurements for various thin-film applications in semiconductor manufacturing.

MEDINGO LTD. ("MEDINGO"). In November 2007, Medingo, then wholly owned by RDC, completed a financing round of approximately $29 million, of which RDC invested $18 million (following the completion of Elron's assignment to RDC of certain investment rights described below), Elron invested approximately $6.1 million (including $4.2 million conversion of convertible loans previously granted to Medingo) and Radius Ventures, a U.S. venture capital fund and others, invested $5.1 million. The investment was in two installments, the second of which in the amount of $12.5 million was invested in February 2008. As a result of the above transaction (which included Elron's assignment of certain investment rights to RDC), Elron and RDC hold 6% and 70%, respectively, of Medingo's shares on a fully diluted basis and on an as converted basis. The excess of the purchase price over the share in the equity acquired by Elron on a consolidated basis amounted to $ 2.3 million and was allocated to IPR&D. The write off of the IPR&D is included as part of the line item "Amortization of intangible assets" in the statement of operations. Since Elron controls Medingo through RDC, Elron continues to consolidate Medingo's financial statements.

RDC's investment of $18 million in the round was the result of Elron's transfer to it of Medingo shares purchased by Elron in the amount of $9 million as part of the first installment and Elron's assignment to RDC of its right to invest an additional $9 million as part of the second installment, which was funded by Rafael Advanced Defense Systems Ltd. ("Rafael"), (the other shareholder of RDC) in RDC, for the purpose of investing in Medingo.

OTHER MAJOR EVENTS

SETTLEMENT WITH RAFAEL. On September 20, 2006 Rafael filed a claim with the Tel Aviv District Court against our 100% subsidiary, DEP Technology Holdings Ltd. ("DEP"), and RDC, 50.1% held by DEP and 49.9% held by Rafael, requesting the court to issue a declaratory order that Rafael is entitled to terminate the rights granted to RDC to commercialize certain technologies of Rafael for future development of products for use in non-military markets, pursuant to an agreement between DEP, RDC and Rafael. In December 2006, DEP and RDC filed statements of defense.

On December 30, 2007, Elron, DEP, RDC and Rafael signed an agreement (the "Addendum") effective as of January 1, 2008and subsequently approved by the court, amending the existing agreement between the parties pertaining to the rights granted to RDC to commercialize certain technologies of Rafael and settled the above-mentioned claim. Pursuant to the Addendum, RDC's rights to commercialize certain technologies of Rafael will continue without time restrictions.

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In January 2008 we made a one time investment in RDC of $4 million and are committed to make further investments of $0.75 million in RDC for each company established by RDC based on Rafael's technologies. The Addendum settles all claims between Rafael and RDC and DEP as well as resolves other issues which will facilitate cooperation between the parties.

SALE OF REAL ESTATE. On June 18, 2007, Elron's wholly owned subsidiary, Elbit Ltd., completed the sale of Elbit's real estate in Carmiel, Israel, for approximately $11.6 million. As a result of the sale, we recorded a gain, net of tax of approximately $4.1 million, in the second quarter of 2007.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We will advise our shareholders regarding our 2007 status with respect to passive foreign investment company ("PFIC") for U.S. federal income tax purposes as soon we have concluded our evaluation which we expect to conclude prior to filing with the Securities and Exchange Commission our Annual Report on Form 20F for 2007 to be filed by the end of the second quarter of 2008.

CRITICAL ACCOUNTING POLICIES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at that time. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

      o     Principles of accounting for holdings in group companies

      o     Business combinations and purchase price allocation

      o     Impairment of goodwill and other intangible assets

      o Other-than-temporary decline in value of investments in group companies

      o     Accounting for income taxes

PRINCIPLES OF ACCOUNTING FOR HOLDINGS IN GROUP COMPANIES

      The various holdings that we have in our group companies are accounted for under several methods, based among others, on our level of ownership and the type and form of our holdings in our group companies, as described below.

CONSOLIDATION. Companies over which we have control are accounted for under the consolidation method of accounting. Control is usually assumed when we own, directly or through our subsidiaries, more than 50% of the outstanding voting securities of a company. However, whether or not we control a group company also depends on an evaluation of several factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors and any minority participating rights and other factors that require management to make judgments and that involve the use of significant estimates and assumptions.

      Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations. The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income
(loss) to reflect only our share in the earnings or losses of any consolidated company. However, when a complex ownership structure exists, such as when the minority investment is in the form of a preferred security or other senior security that entitles the holders to a preference in liquidation and dividends, losses cannot be allocated to the minority shareholders that would reduce the carrying amount of the minority investment to the lower of the amount invested or the liquidation value of the security.

      Notwithstanding the above, in January 2003, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research

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Bulletin No. 51" ("FIN 46"), relating to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. In December 2003, the FASB revised FASB Interpretation No. 46. The revised FASB Interpretation No. 46, or FIN 46R, "Consolidation of Variable Interest Entities --an interpretation of ARB No. 51," defines the provisions under which a variable interest entity ("VIE") should be consolidated. In general, a VIE is a corporation, partnership, limited-liability corporation, trust or any other legal structure used to conduct activities or hold assets that (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that is unable to make significant decisions about its activities or (3) has a group of equity owners that does not have the obligation to absorb losses or the right to receive returns generated by its operations. FIN 46R provides several exceptions to its scope. For example, an entity that is deemed to be a business need not be evaluated in order to determine if it is a VIE unless one of the conditions specified in FIN 46R exists. FIN 46R requires a VIE to be consolidated by the party (i.e., the variable interest holder) with an ownership, contractual or other pecuniary interest in the VIE that will absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no other variable interests absorb a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is referred to as the primary beneficiary.

      As an operational holding company, we have made investments in and granted loans to companies that are engaged in various fields of high technology. Some of these companies are in their early stages of development and will require substantial external investments until they can finance the activities, in which they are currently engaged, without needing additional support from other parties and may be considered VIEs. These companies are currently primarily funded with financing from venture capital funds, other holding companies and private investors.

      Our assessment of whether a group company is within the scope of FIN 46R, whether a group company is a VIE and the determination of the primary beneficiary is judgmental in nature and involves the use of significant estimates and assumptions regarding the fair value of certain entities and their variable interests. The estimates and assumptions include, among others, forecasted cash flows, their respective probabilities and the economic value of certain preference rights. In addition, such assessment also involves estimation of whether a group company can finance its current activities, until it reaches profitability, without additional subordinated support.

      As of December 31, 2007, Wavion, BPT, Enure and Atlantium were considered to be VIEs, but Elron is not their primary beneficiary. As of December 31, 2007, our maximum exposure to loss as a result of our involvement in the above companies did not exceed the carrying value of our investment in these companies, which is approximately $0 million, $3.6 million and $11.0 million, respectively.

      In December 2007, the FASB issued SFAS 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). SFAS 160 amends ARB 51, "Consolidated Financial Statements", to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS 160 also changes the way the consolidated income statement is presented by requiring consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS 160 requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated and requires expanded disclosures in the consolidated financial statements that clearly identify and distinguish between the interests of the parent owners and the interests of the noncontrolling owners of a subsidiary. SFAS 160 is effective for fiscal periods, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the adoption of SFAS 160 is not expected to have a material effect on accounting for current subsidiaries.

      EQUITY METHOD. Group companies that we do not control, but over whom we exercise significant influence regarding their operating and financial policies and in which we hold common stock or in-substance common stock as defined in Emerging Issues Task Force ("EITF") Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock" ("EITF 02-14") (which is further described below), are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities; however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our rights to appoint members of the boards of directors, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other

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shareholdings, and other factors that may require management to make certain judgmental decisions regarding significant influence.

      EITF 02-14, which became effective at the beginning of the fourth quarter of 2004, defines in-substance common stock as an investment with similar risk and reward characteristics to common stock. In certain holdings we invested, among other things, in preferred shares that include rights, such as cumulative and participating dividends, dividend preferences and liquidation preferences. Based on EITF 02-14, the following companies are being accounted for at cost notwithstanding our significant influence in such companies as the investment in these companies is not considered to be in-substance common stock: Impliant, Teledata, NuLens, BrainsGate, Safend, Neurosonix, Atlantium, Enure, Pocared, BPT and MuseStorm. Any assessment of whether we hold in-substance common stock in a group company is judgmental in nature and involves the use of significant estimates and assumptions such as assessing the fair value of the subordinated equity of the group company.

      We also account for our interests in partnerships under the equity method of accounting, based on our holding percentage.

      Under the equity method of accounting (either for investments in common stock or in-substance common stock), a group company's assets and liabilities are not included within our consolidated balance sheets and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. The share of income or losses is generally based upon our ownership level of the outstanding share capital of the group company. In circumstances where the equity method is being applied, our ownership in an investee is in the form of a preferred security or other senior security and the investment in common stock is zero, we recognize equity method losses based on our ownership level in the particular investee security or loan held by us to which the equity method losses are being applied.

OTHER METHODS. Our holdings in companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under two different methods:

Non-marketable securities are presented at cost. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations; and

Marketable securities that are classified as available-for-sale are presented at fair market value and the effect of any unrealized change in market value is reflected, net of tax, in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

      In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"), which permits companies to choose to measure certain financial instruments and other items at fair value that are not currently required to be measured at fair value which will be determined according to SFAS 157 "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We elected to adopt SFAS No. 159 on January 1, 2008 ("effective date"). Therefore, for reporting periods beginning after the effective date, we will record all our investments which are non marketable securities and not consolidated according to ARB 51 and FIN46R, at fair value instead of according to the equity method or cost method. Changes in Investments fair value will be recorded as profit or loss in the consolidated statement of operations. We will report the effect of the first remeasurement to fair value as a cumulative effect adjustment, net of tax, to opening balance of retained earnings. We are currently in the process of evaluating the above-mentioned cumulative effect. We believe that the decision to adopt the fair value method of accounting for our non-consolidated private companies, will enable us to reflect in our financial statements the value and changes in value of our companies.

      SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 applies only to fair value measurements that are already required or permitted by other accounting standards. We adopted SFAS No. 157 as of January 1, 2008.

For further discussion, see "Other-Than-Temporary Decline in Value of Investments in Group Companies" below.

BUSINESS COMBINATIONS AND PURCHASE PRICE ALLOCATION

      Business combinations are accounted for using the purchase method of accounting, under which the total purchase price is allocated to proportional interest in the acquired company's assets and liabilities based on their estimated fair values, and the remainder, if any, is attributed to goodwill. A determination as to whether or not an acquisition of assets or a portion of a company's equity is considered a "business" is, in certain circumstances, based on judgments and estimates.

      The aggregate purchase price of any investment accounted for under either the consolidation or the equity method of accounting is being allocated to identifiable net assets, intangible assets other than goodwill, IPR&D activities, and to goodwill. The amount allocated to IPR&D is charged immediately to our results of operations in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" ("FIN 4"). The amounts allocated to finite-lived intangible assets other than goodwill are amortized on a straight-line basis over their weighted average expected useful life. In 2007, 2006 and 2005, IPR&D charges amounted to $3.7 million, $0.9 million and $1.1 million, respectively. In 2007, an amount of $1.4 million is part of our share in the net income or loss of affiliated companies and $2.3 million included as amortization of intangible assets. IPR&D in 2007 and in 2006 resulted mainly from the purchase of Given Imaging shares for approximately $18.7 million and $10 million, respectively. IPR&D in 2007 also resulted from the investment in Medingo during November 2007 (See above under "MAJOR TRANSACTION AND INVESTMENTS IN 2007").

      Estimating the fair value of certain assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangible assets acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries that are rapidly evolving and extremely competitive, the value of the intangible assets, their respective useful lives and the investments in companies is exposed to future adverse changes that can result in a charge to our results of operations (See "-Other-Than-Temporary Decline in Value of Investments in Group Companies" below.)

      In December 2007, the FASB issued SFAS 141(R), "Business Combinations" ("SFAS 141(R)"). This Statement replaces SFAS 141, "Business Combinations", and requires an acquirer to recognize the assets acquired, the liabilities assumed, including those arising from contractual contingencies, any contingent consideration, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions specified in the statement. SFAS 141(R) also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with SFAS 141(R)). In addition, SFAS 141(R)'s requirement to measure the noncontrolling interest in the acquiree at fair value will result in recognizing the goodwill attributable to the noncontrolling interest in addition to that attributable to the acquirer.

      SFAS 141(R) also amends SFAS No. 109, "Accounting for Income Taxes", to require the acquirer to recognize changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances. It also amends SFAS 142, Goodwill and Other Intangible Assets, to, among other things; provide guidance on the impairment testing of acquired research and development intangible assets and assets that the acquirer intends not to use.

      SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. As such, the adoption of SFAS 141(R) is not expected to have a material effect on accounting for our current subsidiaries.

IMPAIRMENT OF GOODWILL AND OTHER INTANGIBLE ASSETS

      We conduct a goodwill impairment review at least annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that we consider important that could trigger an impairment review include significant underperformance relative to historical or expected future operating results and significant negative industry or economic trends. We test for impairment at a level referred to as a reporting unit. Determining fair value involves the use of significant estimates and assumptions. These estimates and assumptions could have an impact on whether or not an impairment charge is recognized. To determine fair value, we may use a number of valuation methods including quoted market prices, discounted cash flows and revenue multipliers. As mentioned above, these approaches use estimates and assumptions including projected future cash flows, discount rate and terminal growth rate. Using different assumptions could result in different results. In 2007 and 2006, no impairment of goodwill was recorded. In 2005, a goodwill impairment charge in the amount of $1.3 million, was recorded with respect to the operation of Elron Telesoft Ltd. and Elron Telesoft Export ("The ET Group") in light of its results of operation (following the sale of this business on December 29, 2005 to ECtel Ltd. (NASDAQ: ECRX), these charges are presented as part of the loss from discontinued operations in the statements of operations). At December 31, 2007, consolidated goodwill amounted to approximately $2.7 million.

      Other intangible assets with definite useful lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value. In the evaluation of fair value, we use significant estimates and assumptions such as projected future cash flows that are subject to high degree of judgment. In 2007, 2006 and 2005, no impairment of other intangible assets was recorded. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. In the valuation of fair value we use judgment as to which is the most appropriate method to use for measuring fair value and as to what assumptions to use in implementing the methodology chosen. As we operate in industries that are rapidly evolving and extremely competitive, changes in the assumptions and estimates may affect the carrying value of the intangible assets, and could result in an additional impairment charge to our results of operations. At December 31, 2007, consolidated intangible assets, other than goodwill, amounted to approximately $2.8 million.

OTHER-THAN-TEMPORARY DECLINE IN VALUE OF INVESTMENTS IN GROUP COMPANIES

      At the end of each reporting period, we evaluate whether an other-than-temporary decline in the value of an investment in a group company that is not consolidated has been sustained. This evaluation is judgmental in nature. If it has been determined that an investment has sustained an other-than-temporary decline in its fair value relative to its carrying value, the investment is written down to its fair value by a charge to our results of operations.

      An evaluation of fair value is dependent upon specific facts and circumstances. Factors that are considered by us in this determination include financial information (including, among others, budgets, business plans and financial statements), the value at which independent third parties have invested or have committed to invest and independent appraisals, if available. Factors indicative of an other-than-temporary decline include, among others, recurring operating losses, credit defaults, specific conditions affecting the investment, such as in the industry or in geographic area, and subsequent rounds of financing at an amount below the cost basis of the investment. This list is not all inclusive, and we weigh all quantitative and qualitative factors in determining if an other-than-temporary decline in value of an investment has occurred. As we operate in industries that are rapidly evolving and extremely competitive, it is possible that our estimates could change in the near term and there can be no assurance that an additional write-down or write-off of the carrying value will not be required in the future. In 2007 we recorded write-downs in the amounts of $9.2 million, mainly with respect to our investment in Impliant ($8.3 million) and Jordan Valley ($0.9 million), and in 2006 and 2005 $6.1 million and $6 million, respectively, with respect to our investment in Oncura.

ACCOUNTING FOR INCOME TAXES

      At the end of each reported period, we are required to estimate our income taxes. This process requires us to estimate our actual current tax liabilities and make an assessment of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our net deferred tax assets will be realized through future taxable income and, to the extent we believe that realization is not likely, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. Our judgment as to the probability to realize our net deferred tax assets is largely based upon interpretations of certain tax laws and estimates and assumptions mainly with respect to our ability to realize investments in our group companies. Our ability to realize investments is mainly dependent upon factors such as the condition of the securities markets and other general economic conditions. As the securities markets for our group companies are highly volatile, changes in our assumptions and estimates may require us to increase (or decrease) the valuation allowance and therefore we may be required to include an expense (or income) within the tax provision in our statement of operations.

      As of December 31, 2007, deferred tax assets with respect to the corporate carryforward losses that are more likely than not to be realized in the foreseeable future amounted to approximately $2.2 million ($9.2 million as of December 31, 2006). In 2007, we increased our previous valuation allowance by $4.0 million as a result of the decrease in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years. As of December 31, 2007 the deferred tax assets were offset by $3.0 million as a result of deferred tax liability recorded with respect to the investment in NetVision which is accounted for under the equity method. In 2006, we reduced our previous valuation allowance by $6.7 million, which included $3.0 million as a result of the increase in the market price of certain of our marketable securities against which we assumed our carryforward losses can be realized in the future years, and $3.7 million as a result of Elbit's receipt of a final tax assessment. In 2005, we reduced our previous valuation allowance by $19.6 million, which included $13.3 million as a result of Elbit's receipt of a final tax assessment (of which $3.9 million was recorded as a reduction of goodwill since the deferred tax assets related to carryforward losses of Elbit incurred in periods prior to our acquisition of Elbit) and $5.0 million as a result of the sale of our holdings in the ET Group in 2005.

      Deferred tax liabilities as of December 31, 2007 amounted to $0.4 million mainly with respect to our indirect investment in Given Imaging through RDC which is accounted for under the equity method. Deferred tax liabilities as of December 31, 2006 amounted to $1.4 million mainly with respect to a real estate held by us, which was sold in 2007, and our investment in Given Imaging.

      As of December 31, 2007, Elron had carryforward losses of approximately $101 million.

      In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 utilizes a two-step approach for evaluating tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) is only addressed if step one has been satisfied (i.e., the position is more-likely-than-not to be sustained otherwise a full liability in respect of a tax position not meeting the more-likely - than not criteria is recognized). Under step two, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis, that is more-likely-than-not to be realized upon ultimate settlement. FIN 48 applies to all tax positions related to income taxes subject to the Financial Accounting Standard Board Statement No. 109, "Accounting for Income Taxes" ("FAS 109"). This includes tax positions considered to be "routine" as well as those with a high degree of uncertainty. FIN 48 has expanded disclosure requirements, which include a tabular roll forward of the beginning and ending aggregate unrecognized tax benefits as well as specific detail related to tax uncertainties for which it is reasonably possible the amount of unrecognized tax benefit will significantly increase or decrease within twelve months (for further information see also note 14 to our consolidated financial statements). FIN 48 is effective for fiscal years beginning after December 15, 2006. The cumulative effect of applying FIN 48 is reported as an adjustment to the opening balance of retained earnings. The adoption of FIN 48, as of January 1, 2007, did not have any effect of the Company's retained earnings and financial position.

      BASIS OF PRESENTATION

CONSOLIDATION. Our consolidated financial statements include the accounts of Elron and all of our direct or indirect (through Elbit and DEP) controlled subsidiaries. The following are our main subsidiaries:

                                         Year ended December 31,
-----------------------------------------------------------------------------------------------------------
                       2007                                                  2006
----------------------------------------------      -------------------------------------------------------
RDC                Medingo       Sync-Rx (3)        RDC                   SELA            Starling
SELA               Starling      PaperLnx (3)       Galil Medical(2)      Medingo         Enure(1)
                                                                          3DV(2)

      (1)   Enure had been consolidated through August 2006.

      (2)   Has been consolidated through December 2006.

      (3) Sync-Rx and PaperLnx were established by RDC in the fourth quarter of 2007.

EQUITY METHOD. Our main group companies held by us or through Elbit, DEP and RDC (and through Galil Medical through December 2006) accounted for under the equity method of accounting include:

                                         Year ended December 31,
-----------------------------------------------------------------------------------------------
                      2007                                             2006
-----------------------------------------------   ---------------------------------------------
Given Imaging   3DV                Notal Vision   Given Imaging       Wavion         Pulsicom
Galil Medical   ChipX              RADLIVE (5)    Oncura (1)          Notal Vision   CellAct (3)
NetVision       Wavion             Journeys (6)   Galil Medical (2)   AMT
                Ellara (formerly                  NetVision           Oncura
                AMT)                              ChipX               3DV (2)
                AqWise (4)

(1)   Through December 2006

(2)   Since December 2006

(3) Sold in February 2007 for $0.8 million, resulting in a gain of $0.5 million

(4) Purchased in March 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

(5)   Purchased in May 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN
      2007")

(6) Purchased in July 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

OTHER INVESTMENTS. Our main group companies held by us which are accounted for under the cost method or as available-for- sale include:

COST:

                                         Year ended December 31,
------------------------------------------------------------------------------------------------
                     2007                                              2006
-----------------------------------------------   ----------------------------------------------
Jordan Valley   NuLens             Enure          Jordan Valley       BrainsGate     Neurosonix
Impliant        Safend             Pocared(2)     Impliant            NuLens         Atlantium
Teledata        Neurosonix         BPT(3)         Teledata            Safend         Enure(1)
BrainsGate      Atlantium          MuseStorm(4)

(1)   From August 2006.

(2) Purchased in June 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

(3) Purchased in April 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

(4) Purchased in July 2007 (see under "MAJOR TRANSACTIONS AND INVESTMENTS IN 2007")

AVAILABLE-FOR-SALE SECURITIES-

As of December 31, 2007 and 2006 - Elbit Vision Systems ("EVS") and M-Wise.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2007 COMPARED TO YEAR ENDED DECEMBER 31, 2006.

The following table sets forth our results of operations in the reported periods:

                                                  YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                             2007                     2006
                                         ------------             ------------
                                          (MILLIONS OF $, EXCEPT PER SHARE DATA)

Net income (loss)                           (37.1)                     3.0
Net income (loss) per share                 (1.25)                    0.10

The net loss we reported in 2007 resulted mainly from losses with respect to our group companies in the amount of $46.1 million which included our share in the net losses mainly of Starling, Medingo, ChipX, Wavion, Ellara (formerly AMT), Galil Medical and 3DV. Our share in the net loss of our group companies included a $5.9 million amortization of intangible assets related to the purchase of Given Imaging shares in 2004, 2006 and 2007 of which $1.4 million write-off of IPR&D and an $8.3 million write off in Impliant Inc. as a result of material adverse events in connection with Impliant's main product during clinical trials, which occurred during the second half of 2007 (see also "Highlights of the Results of Operations of our Major Affiliates and Other Investments").

The net loss also included a tax expense of approximately $4.0 million resulting from the increase in our previous valuation allowance in respect of carryforward tax losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities.

The above losses were offset by the following:

(i) a gain, net of tax, of approximately $9.1 million from the merger between NetVision, Barak and Globcall, which was completed during the first quarter of 2007; and

(ii) a gain, net of tax, of approximately $4.1 million resulting from the sale of Elbit's real estate in Carmiel, Israel.

The net income we reported in 2006 included a gain, net of tax, of approximately $21.2 million resulting from the sale of Partner's shares in consideration for $39.9 million. The gain from the sale of Partner's shares included approximately $3.7 million, resulting from a decrease in our previous valuation allowance in respect of losses incurred in prior periods, following Elbit's receipt of a final tax assessment. In addition, we recorded an additional tax benefit of approximately $3.0 million resulting from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities. The above gains were offset by losses, net, which we recorded with respect to our group companies in the amount of $22.7 million in 2006 which included $4.8 million of amortization of intangible assets related to the purchase of Given Imaging shares in 2004 and 2006 (including a $1.0 million write-off of IPR&D), and a gain in the amount of $2.5 million resulting from the completion of the financing round in 3DV.

The following table summarizes our operating results:

                                                                       Year ended December 31,
                                                                     ---------------------------
                                                                         2007           2006
                                                                     ------------   ------------
                                                                            (millions of $)
Net revenues                                                                  4.4           12.9
Equity in losses of affiliated companies                                    (20.4)         (17.7)
Gains from disposal of business and affiliated companies and
   changes in holdings in affiliated companies                               14.9            2.5
Other income (expenses), net                                                 (3.2)          29.3
Finance income, net                                                           3.9            4.1
                                                                           ------         ------
   Total income                                                               0.5           31.0
                                                                           ------         ------
Cost of revenues                                                              2.2            6.6
Operating expenses(1)                                                        29.8           29.5
Amortization of intangible assets                                             2.3             --
Total costs and expenses                                                     34.3           36.1
                                                                           ------         ------
Income (loss) from continuing operations before taxes on income             (34.8)          (5.1)
Taxes on income                                                              (7.5)          (1.1)
Minority interest                                                             5.3            9.2
                                                                           ------         ------
Net income (loss)                                                           (37.1)           3.0
                                                                           ------         ------

      (1) Excluding amortization of intangible assets which are presented separately.

INCOME

NET REVENUES. Net revenues consisted of sales of products and services by our subsidiariy, SELA (and in 2006 - also Galil Medical). The following table sets forth these revenues:

                                    Year ended December 31,
                                     2007           2006
                                  ---------   ---------------
                                        (millions of $)
            Galil Medical(1)             --               8.5
            SELA                        4.4               4.2
            Other                        --               0.2
                                       ----              ----
                                        4.4              12.9
                                       ----              ----

      (1) Galil Medical had been consolidated through December 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, which it sold in December 2006. At the same time Galil purchased from Oncura the urology related cryotherapy business.

EQUITY IN NET LOSSES OF AFFILIATED COMPANIES. Our share in net losses of affiliated companies resulted from our holdings in certain investments that are accounted for under the equity method (see above under "Basis of Presentation"). Our share in net losses of affiliated companies amounted to $20.4 million in 2007, compared to $17.7 million in 2006. Our share in net losses of affiliated companies in 2007 included a $5.9 million amortization of intangible assets related mainly to the purchases of Given Imaging shares in 2004, 2006 and 2007 (including a $1.4 million write-off of IPR&D) (in 2006, amortization of intangible assets related to our investment in Given Imaging amounted to $4.8 million including a $0.9 million write-off of IPR&D). This increase in our share in net losses of affiliated companies was mainly as a result of $4.0 million and $2.5 million, representing our share in the respective net losses of Galil Medical and 3DV in 2007, when their results in 2006 were consolidated with ours. 2006 also included a $6.1 million impairment charge in Galil Medical's investment in Oncura ($2.5 million after minority interest).

HIGHLIGHTS OF THE RESULTS OF OPERATIONS OF OUR MAJOR GROUP COMPANIES:

GIVEN IMAGING (NASDAQ: GIVN) (A 23% HOLDING DIRECTLY AND INDIRECTLY THROUGH
RDC). Given Imaging, a medical device company that develops, manufactures and markets innovative diagnostic systems for visualizing the gastrointestinal tract, using a disposable miniature swallowable video capsules, recorded revenues of $112.8 million in 2007, an increase of approximately 18.7% over the revenues recorded in 2006 of $95.0 million. Given Imaging's net income in 2007 was $15.2 million, compared to net loss of $1.5 million in 2006. Given Imaging's results in 2007 included a pre-tax, one-time gain of $22.9 million, less income taxes of $3 million, resulting from the termination of the InScope agreement. On November 8, 2007 Given Imaging announced that InScope, a division of Ethicon Endo-Surgery, Inc., a Johnson & Johnson company, ended its agreement to market and sell Given Imaging's PillCam(R) ESO in the U.S. Ethicon Endo-Surgery cited a shift in its strategic priorities within gastroenterology and other areas as the reason for ending the relationship. Net income for 2007 also included a one-time charge of $5.6 million resulting from the early repayment of Given Imaging's outstanding royalty obligation and accrued interest to Israel's Office of the Chief Scientist of the Ministry of Industry, Trade and Labor. On February 18, 2008 Given Imaging announced that the U.S. Food and Drug Administration (FDA) sent the company a not substantially equivalent (NSE) letter regarding its 510(k) application to market PillCam(R) COLON in the United States.

GALIL MEDICAL LTD. (A 20% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Galil Medical is a medical device company that develops, manufactures and markets medical supplies based on innovative cryotherapy technology while incorporating powerful freezing technology and revolutionary needle design to destroy malignant and benign tumors. Galil Medical's revenues in 2007 amounted to $25.6 million compared to $8.5 million in 2006. Through December 2006 Galil Medical's revenues derived mainly from the supply of cryo products and R&D services to Oncura, Inc., in which it held a 25% interest and which Galil Medical sold in December 2006. At the same time Galil purchased from Oncura its urology related cryotherapy business, thereby resulting in an increase in Galil Medical's revenues. Galil Medical's operating loss in 2007 amounted to $9.9 million compared to $1.9 million in 2006, resulting from a higher level of research and development and sales and marketing activities as a result from the purchase of the cryotherapy business.

NETVISION (A 16% HOLDING) (TASE: NTSN). The following results of NetVision for 2007 reflect the combined results of NetVision, Barak and GlobCall (hereafter:
"NetVision Group") based on generally accepted accounting principles ("GAAP") in Israel. NetVision Group's revenues in 2007 amounted to $314.4 million compared to $312.7 million in 2006. NetVision Group's operating income in 2007 amounted to $6.5 million compared to $24.7 million in 2006 and its net income amounted to $14.0 million compared to $3.5 million in 2006. NetVision Group's net income in 2007 includes one time expenses in the amount of approximately $17.6 million mainly with respect to merger and restructuring expenses, impairment of communication lines, inventory and fixed assets and other one time maintenance expenses.

NetVision Group's broadband customer base at December 31, 2007 reached approximately 533,000 compared to 498,000 at December 31, 2006. NetVision Group's operating currency is the New Israeli Shekel (NIS) and accordingly, all figures above are translations for convenience purposes of NetVision's NIS figures into US dollars at the representative rate of exchange prevailing at December 31, 2007 according to which $1.00 equaled NIS 3.846.

MEDINGO LTD. (A 63% HOLDING DIRECTLY AND INDIRECTLY THROUGH RDC). Medingo, wholly-owned by RDC, is developing solutions specifically for the needs of insulin-dependent diabetic patients. Medingo's device is a miniature dispensing patch, which is convenient, easy to use, discreet and more cost-effective than standard insulin pumps. Medingo is in advanced stages of the development of its innovative insulin-dispensing device with respect to which it expects to receive FDA approval and to commence sales in the second half of 2008. In November 2007 Medingo completed a financing round of approximately $29 million (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007"). The proceeds will be used to finance Medingo's development and marketing activities. Medingo's operating loss in 2007, amounted to $9.0 million compared to $3.0 million in 2006.

TELEDATA (A 21% HOLDING). Teledata provides innovative access products and solutions for both traditional and next generation networks to telecom operators and service providers. Teledata's revenues in 2007 amounted to $36.3 million compared to $28.1 million in 2006 and its net loss amounted to $6.3 million in 2007 compared to $14.8 million in 2006.

IMPLIANT INC. (A 22% HOLDING). Impliant is engaged in the development of a novel posterior motion preservation system for spine surgery. As a result of material adverse events in connection with Impliant's main product during clinical trials, which occurred during the third quarter and beginning of the fourth quarter of 2007, Impliant temporarily ceased FDA clinical trials and conducted a technical reassessment of its main product and surgical technique used. After the completion of the reassessment Impliant expects to renew its clinical trials through the end of 2008, which could cause a delay in bringing its product to the market and will require additional financing. Therefore, an impairment charge of $8.3 million was recorded in the third quarter of 2007. As of December 31, 2007, the remaining balance of the investment in Impliant amounted to $1.4 million.

Other companies in our group (including companies which are accounted under the cost method) such as Wavion, Starling, 3DV, Enure, NuLens, Brainsgate, Pocared and Neurosonix, are progressing in the development of their products, and ChipX, Jordan Valley, Ellara (formerly AMT), Safend, AqWise and Atlantium recorded in 2007 higher revenues as compared to 2006.

GAINS FROM DISPOSAL OF BUSINESS AND AFFILIATED COMPANIES AND CHANGES IN HOLDINGS IN AFFILIATED COMPANIES. Gains from disposal of businesses and affiliated companies and changes in our holdings in affiliated companies, net in 2007 amounted to $14.9 million, compared to $2.5 million in 2006. The gain in 2007 resulted primarily from a $10.3 million gain ($9.1 million net of tax) from the merger between NetVision, Barak and Globcall in the first quarter of 2007, a $3.4 million gain from the NetVision private placements and the exercise of options and debentures in NetVision and a $0.5 million gain from the sale of our 45% interest in CellAct in consideration for $0.8 million the first quarter of 2007.

The gain in 2006 resulted primarily from the following: (i) $1.0 million gain from the SWAP in Ellara (see also note 7(6) to our consolidated financial statements); (ii) $1.8 million gain from the decrease in our holding in NetVision as a result of option exercises and debenture conversions; and (iii) a loss of $1.0 million from the decrease in our holding in Given Imaging as a result of option exercises.

OTHER INCOME (EXPENSES), NET. Other income (expenses), net, amounted to a loss of $3.2 million in 2007 compared to a gain of $29.3 million in 2006. The loss in 2007 resulted mainly from the impairment charge in the amount of $8.3 million with respect to our investment in Impliant and $0.9 million with respect to our investment in Jordan Valley. The loss was offset by a gain in the amount of $5.5 million ($4.1 million net of tax) resulting from the sale of Elbit's real estate in Carmiel, Israel, during the second quarter of 2007 and the sale of some M-Wise shares held by us for $1 million. The gain in 2006 was primarily due to
(i) a $25.0 million gain (which after income taxes amounted to $21.2 million) from the sale of all of our remaining shares of Partner (3,914,715 shares) for approximately $39.9 million; (ii) a gain from dividend received from Partner in the amount of $1.8 million; and (iii) a $2.7 million gain resulting from the settlement of a subsidiary bank loan.

FINANCE INCOME, NET. Finance income, net, amounted in 2007 to $3.9 million, compared to $4.1 million in 2006. The finance income, net in 2007 included $0.8 million issuance expenses in the second quarter of 2007 relating to the issuance of Convertible Debentures and Options to Convertible Debentures by our subsidiary, Starling.

EXPENSES

COST OF REVENUES. Cost of revenues consisted primarily of expenses related to salaries and materials associated with delivering products and services of our subsidiaries SELA and Starling (in 2006 - also Galil Medical). Cost of revenues in 2007 amounted to $2.2 million, compared to $6.6 million in 2006.

OPERATING EXPENSES. Operating expenses were comprised of research and development expenses, sales and marketing and general and administrative expenses of our and RDC's corporate operations and of our subsidiaries, mainly SELA, Medingo and Starling (and in 2006 also Galil Medical and 3DV) (excluding amortization of intangible assets which is presented separately and amounted to $2.3 million in 2007 and $0 million in 2006, which also constitute part of operating expenses under US GAAP but for presentation purposes are included as a separate item):

                                                 Year ended December 31,
                                                -------------------------------
                                                  2007              2006
                                                -----------    ----------------
                                                       (millions of $)
      Corporate                                       8.3                   6.5
      Galil Medical(1)                                 --                   4.4
      SELA                                            3.2                   3.5
      Starling                                        7.0                   5.8
      3DV(1)                                           --                   2.6
      Medingo                                         8.6                   3.0
      Enure(2)                                         --                   1.9
      RDC                                             2.1                   1.8
      Other                                           0.5                    --
                                                     ----                  ----
                                                     29.8                  29.5
                                                     ----                  ----

      (1) Galil Medical and 3DV had been consolidated through December 2006.

      (2) Enure had been consolidated through August 2006.

Corporate operating expenses in 2007 amounted to $8.3 million compared to $6.5 million in 2006. The increase resulted mainly from an increase in salaries and related expenses and from donations in the amount of approximately $0.5 million.

SELA's operating expenses amounted to $3.2 million in 2007, compared to $3.5 million in 2006 and its operating loss amounted to $0.6 million compared to $0.9 million in 2006.

Starling's operating expenses amounted to $7.0 million in 2007 compared to $5.8 million in 2006. The increased loss resulted mainly from the increase in salaries and related expenses.

Medingo's operating expenses and operating loss amounted to $8.6 million in 2007 compared to $3.0 million in 2006. Medingo's operating expenses include mainly research and development expenses incurred in the development of its miniature dispensing insulin patch.

RDC's operating expenses (excluding employee stock option related expenses) in 2007 amounted to $1.6 million, compared to $1.5 million in 2006. Option related expenses amounted in 2007 to $0.5 million, compared to income of $0.3 million in 2006, which resulted primarily from the increase in the fair value of call options to purchase shares of affiliated companies.

TAXES ON INCOME. Taxes on income, net, in 2007 amounted to $7.5 million compared to $1.1 million in 2006, including mainly $4 million due to the increase in our previous valuation allowance in respect of losses incurred in prior periods as a result of a decrease in the market price of certain of our marketable securities, $2.3 million deferred income tax liability with respect to our investment in NetVision and $1.4 million of income tax on the gain resulted from the sale of Carmiel property.

Income taxes, net, in 2006 were $1.1 million resulting mainly from the income taxes on the gain from the sale of our remaining shares of Partner in the amount of $3.8 million (which included an offset of $3.7 million due to the reduction in our previous valuation allowance with respect to losses incurred in prior periods following our receipt of a final tax assessment). These were partially offset mainly by tax benefit of approximately $3.0 million from the decrease in our previous valuation allowance in respect of losses incurred in prior periods as a result of a continued increase in the market price of certain of our marketable securities during 2006.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated cash, debentures and deposits at December 31, 2007, were approximately $74.4 million (of which $7.6 million (denominated in NIS) of proceeds from the issuance of Convertible Debentures by Starling is restricted and will be used by Starling only upon achieving certain milestones) compared with $128.7 million at December 31, 2006. At December 31, 2007, corporate cash, debentures and deposits were $55.2 million compared with $123.5 million at December 31, 2006.

The main sources of corporate cash and other liquid instruments in 2007, were $11.6 million of proceeds from Elbit's sale of its real estate in Carmiel (of which approximately $2.7 million was used for a tax payment and $0.1 million is still held in trust) and $1.1 million and $0.4 million of proceeds from the sale of M-Wise and CellAct shares, respectively.

The main uses of corporate cash and other liquid instruments in 2007, were $69.1 million of investments (including loans) in new and existing group companies and a tax payment during the first quarter of 2007 of a tax liability in the amount of $7.6 million, mainly with respect to the sale of Partner shares at the end of 2006.

The investments and loans in our group companies during 2007 are detailed in the following table (in millions of $):

   Consolidated companies (**)
   -------------------------------------------------
   Starling (mainly participation in Starling's IPO)    4.2
   RDC(***)                                            12.3
   Medingo                                              3.0
   SELA                                                 0.4
                                                       ----
                                                       19.9
                                                       ----

   Affiliated companies and other investments
   ------------------------------------------
   Given Imaging                                       18.7
   NuLens                                               4.2
   RADLIVE (*)                                          3.8
   Pocared (*)                                          3.5
   AqWise(*)                                            3.6
   Ellara (formerly AMT)                                3.7
   Wavion                                               2.6
   Enure                                                1.4
   ChipX                                                1.3
   BPT(*)                                               1.1
   Impliant                                             1.4
   MuseStorm(*)                                         1.0
   Atlantium                                            0.9
   Other                                                2.0
                                                       ----
                                                       49.2
                                                       ----
   Total corporate investments                         69.1
                                                       ----

(*) New investments

(**) These investments do not affect the cash included in the consolidated financial statements.

(***) Including $9 million invested by Elron in Medingo for which the corresponding Medingo shares were transferred to RDC in consideration of an equity investment in RDC (see above under "MAJOR TRANSACTIONS AND INVESTMENTS DURING 2007").

In addition during 2007, RDC invested an amount of $2.5 million, all of which in consolidated subsidiaries.

Consolidated working capital at December 31, 2007 amounted to $61 million compared to $113.5 million at December 31, 2006. The decrease was mainly due to the decrease in corporate cash and other liquid instruments.

At December 31, 2007, we and our subsidiaries had no material contractual obligations which are expected to affect our consolidated cash flow in future periods, except for lease obligations and payments of bank credits, bank loans and loans from others, including short term loans taken by our subsidiaries, in each case due in future periods as set forth in the table below (in million of $):

 Type of Obligation   2008   2009   2010   2011   2012   TOTAL
-------------------   ----   ----   ----   ----   ----   -----
Loans from banks       0.9    2.2     --     --     --    3.1
Loans from other       2.5     --     --     --     --    2.5
Convertible
Debentures             5.5     --     --     --     --    5.5
Leases                 0.7    0.6    0.3    0.3    0.1    2.0

Consolidated loans at December 31, 2007, were approximately $5.6 million, compared to $6.2 million at December 31, 2006. Convertible Debentures at December 31, 2007 amounted to $5.5 million and represent the minority portion of the Convertible Debentures issued by Starling.

Subsequent to December 31, 2007 and through March 10, 2008, we invested an additional aggregate amount of approximately $21.9 million as detailed below:

   Consolidated companies
   RDC(**)                                       4.0
   Medingo                                       0.9
                                                ----
                                                 4.9
                                                ----
   Affiliated companies and other investments
   ------------------------------------------
   BrainsGate                                    2.8
   Safend                                        2.8
   Wavion                                        2.1
   Pocared                                       1.9
   PLYmedia(*)                                   1.5
   BPT                                           1.3
   Enure                                         1.3
   Atlantium                                     1.2
   Ellara                                        0.9
   Other                                         3.2
                                                ----
                                                18.9
                                                ----
   Total corporate investments                  23.8
                                                ----
(*) New investments

(**) According to the addendum to the agreement with Rafael.

Our investment policy for managing our funds is in general to invest in bank deposits, U.S. government securities with high liquidity and corporate debentures with high liquidity and a high quality rating. As of December 31, 2007, we held US government corporate debentures with a market value of approximately $29.7 million. Subsequent to the balance sheet date we sold approximately $17 million of our debentures. As of December 31, 2007 our bank deposits deposited for short term maturity period.

We believe that our existing capital will be sufficient to fund our and our subsidiaries' operations and our investment plan in existing and new companies for at least the next twelve months.

Shareholders' equity at December 31, 2007, was approximately $265.8 million, representing approximately 89% of the total assets compared with $297.5 million, representing approximately 91% of total assets at December 31, 2006.

QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

Market risks relating to our operations result primarily from changes in interest rates, exchange rates and equity prices. In order to limit our exposure, we may enter, from time to time, into various derivative transactions. Our objective is to reduce exposure and fluctuations in earnings and cash flows associated with changes in interest rates, foreign currency rates and equity prices. We do not use financial instruments for trading purposes. It is our policy and practice to use derivative financial instruments only to limit exposure.

INTEREST RATE RISKS. We are exposed to market risks resulting from changes in interest rates, relating primarily to our debentures and deposits. We do not use derivative financial instruments to limit exposure to interest rate risk. As of December 31, 2007, we held US government debentures with a market value of approximately $21.4 million and corporate debentures with a market value of approximately $8.3 million. The market value of the debentures depends on changes and expectations of changes in the interest rates in the U.S. and general market conditions in the United States. At December 31, 2007, most of our debentures and short-term deposits were fixed rate based with an average annual rate of 4.98% and a weighted average maturity of approximately 1.1 years.

EXCHANGE RATE RISK. Since most of our group companies are Israeli-related, our main exposure, if any, results from changes in the exchange rate between the New Israeli Shekel and the U.S. dollar. Our functional currency, as well as that of most of our principal subsidiaries and affiliated companies, is the U.S. dollar. Our policy is to reduce exposure to exchange rate fluctuations by having most of our and our subsidiaries' assets and liabilities, as well as most of the revenues and expenditures in U.S. dollars, or U.S. dollar linked. However salaries and related expenses are denominated in NIS, which during 2007 strengthened against the U.S. dollar. It is our and our group companies' policy to use derivative financial instruments to limit exposure to changes in the exchange rate between the New Israeli Shekel and the U.S. dollar or to keep a portion of its resources in NIS against a portion of its future NIS expenses.

EQUITY PRICE RISK. We are exposed to fluctuations in the equity price of our holdings in publicly traded companies. At December 31, 2007 we directly and indirectly held shares of publicly traded companies, primarily Given Imaging and NetVision. Stock prices in the industries of these companies, and of these companies themselves, have historically experienced significant volatility. Changes in the market value of our publicly traded holdings, including holdings through our affiliates, which are accounted under the equity method of accounting or as available-for-sale securities will not affect our results of operations but may have a significant effect on our market value. We view the risks of reduction in market price of these companies as part of our business risks and we examine, from time to time, the possibility of having a partial hedge against equity price risks. Based on closing market prices at December 31, 2007, the market value of our and RDC's holdings in public securities was approximately $239.0 million. At December 31, 2007, no instruments were used to hedge the risk of equity price fluctuations. As of March 10, 2008, the market value of our and RDC's holdings in public securities decreased to $172.0 million mainly as a result of the decrease in Given Imaging share price.

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